-FOR IMMEDIATE RELEASE-

      ELRON COMPLETES SECOND INVESTMENT IN THE FIELD OF INTERNET AND CELLULAR THROUGH $1 MILLION INVESTMENT IN MUSESTORM

Tel Aviv, July 11, 2007 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today it has completed a $1 million investment in MuseStorm Ltd., an Israeli company engaged in developing innovative technology for the distribution of a variety of content over the web. Following the investment, Elron holds approximately 23% of MuseStorm’s outstanding shares.

MuseStorm was established by two Israeli entrepreneurs, Ori Soen and Yishay Schwerd. MuseStorm’s technology enables media suppliers to easily distribute their content to many bloggers, social networks, internet sites, computers and mobile telephones with the ability to monitor effectiveness of the content after distribution. Users of MuseStorm’s technology include Globes, a leading Israeli financial on-line and print newspaper, The Washington Post as well as record and media companies in the United States.

Assaf Topaz, Vice President of Elron said: “This is Elron’s second investment in this field, in a company situated at the cutting edge of internet enabling technology. MuseStorm is one of the leading players in the fast developing market of solutions for the distribution of media and advertising to target audiences. MuseStorm has developed a product that works and has built up a list of customers from the top tier of internet content suppliers. With its innovative technology, advanced solutions and experienced professional team, we believe MuseStorm has the potential to become a successful company.”

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technologyholding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies,creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currentlycomprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information &communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com